CORRESPONDENCE SENT TO CERTAIN STOCKHOLDERS OF

DENDREON CORPORATION ON JULY 1, 2003

Filed by Dendreon Corporation

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Corvas International, Inc.

Form S-4 File No. 333-104167

This filing relates to the proposed acquisition (“Acquisition”) by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated February 24, 2003, as amended on June 12, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Charger Project LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and the Waiver and Amendment to the Merger Agreement, dated June 12, 2003, is on file with the SEC as an exhibit to Amendment No. 2 to the Registration Statement on Form S-4 filed by Dendreon on June 19, 2003, both of which are incorporated by reference into this filing.

The following is the form of a letter that Dendreon sent to certain of its stockholders on July 1, 2003.

Dear [Dendreon Stockholder]:

The Securities and Exchange Commission declared our S-4 effective on June 25, 2003. Enclosed is a copy of the joint proxy statement/prospectus for our proposed combination with Corvas and Dendreon 10-K/A for your review along with a voting card.

We believe that the combination of Corvas with Dendreon will benefit the stockholders of both companies by creating greater stockholder value and by allowing stockholders to participate in a larger, more diversified company. We also believe that the combination enhances Dendreon’s potential to become a top-tier biotechnology company with a more diverse product portfolio and product opportunities in areas of large unmet medical need.

As more fully described in joint proxy statement/prospectus, our company has continued to advance its lead products since we announced our intent to acquire Corvas. Data presented by Dendreon in late May at the American Society of Clinical Oncology (ASCO) annual meeting identified that the mechanism of action of our lead product, Provenge® correlates to the therapeutic benefit observed in prostate cancer patients with a Gleason score of 7 and below. In addition, data presented at ASCO suggest that treatment with Provenge in combination with Avastin®, Genentech’s anti-VEGF monoclonal antibody, in earlier stage prostate cancer patients had a greater than three-fold increase in PSA doubling time. PSA doubling time is a well-accepted measure of cancer progression. On June 11th, 2003 Dendreon announced that it had received a Special Protocol Assessment from the FDA indicating that its pivotal Phase 3 trial of Provenge will serve as the basis for a Biologics License Application. The company also increased its financial resources with a $30.7 million shelf offering.

We have built a strong foundation at Dendreon. We believe that our combination with Corvas helps to build on this foundation the critical mass of scientific, clinical and financial resources that are essential in creating a top tier biotechnology company. If you have any questions, please do not hesitate to call Randy Woods at (858) 455-9800 or me at (206) 829-1524. We appreciate your continued support.

Very truly yours,

Mitchell H. Gold

Additional Information About the Acquisition and Where to Find It

Dendreon and Corvas have filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which contains a joint proxy statement/prospectus with respect to the Acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The joint proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the joint proxy statement/prospectus, and any other reports and documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

Investors and security holders may obtain free copies of the reports and documents filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors, and security holders may obtain free copies of the reports and documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the Acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the joint proxy statement/prospectus. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the joint proxy statement/prospectus and in Corvas’ Annual Report on Form 10-K, which was filed with the SEC on March 14, 2003. Certain directors and executive officers of Corvas may have direct or indirect interests in the Acquisition due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the Acquisition. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the Acquisition is contained in the joint proxy statement/prospectus.

Investors and security holders are urged to read the joint proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the joint proxy statement/prospectus, and any future report and document filed with the SEC by Dendreon and Corvas, before making any voting or investment decision with respect to the Acquisition.

Forward-looking Statements

Except for historical information contained herein, the correspondence contains forward-looking statements, including statements about the Acquisition and future financial and operating results of the combined company. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in any acquisition transaction and the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

Statements of expected synergies, benefits, accretion, timing of closing, execution of integration plans and management and organizational structure are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of the companies’ products, including potential cardiovascular and cancer products, may not proceed as planned; risks associated with completing ongoing clinical trials, including the rNAPc2 clinical trial for the treatment of patients with unstable angina and non-ST-segment elevation myocardial infarction; the risk that the results of one clinical trial will not be repeated in another clinical trial; the risk that results in preclinical studies may not be confirmed in clinical trials or that other preclinical studies will reveal adverse characteristics that preclude further development of a preclinical product candidate; the risk that the results of a clinical trial, including Phase 3 trials of Provenge, will not support applying for or approval of a biologics license by the FDA; the risk that the Acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the Acquisition, the businesses of the companies, including the retention of key employees, suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; risks related to Dendreon’s limited operating history; the risk that the companies may not secure or maintain relationships with collaborators; the companies’ dependence on intellectual property; and other risks and uncertainties that are described in the reports filed by Dendreon and Corvas with the SEC. Additional information on the risks and uncertainties that could affect the companies’ business, financial condition and results of operations are contained in their respective filings with the SEC, which are available at www.sec.gov.